FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of February


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



Media
Information

16 February 2004

             BG Group to Acquire El Paso Oil and Gas Canada, Inc. for
                                   US $345.6m

BG Group today announced that it has entered into an agreement to acquire El Paso Oil and Gas Canada, Inc. ("El Paso Canada") from El Paso Corporation (NYSE:
EP) for a cash consideration of US $345.6 million.
El Paso Canada holds approximately 690,000 net acres, of which 630,000 is undeveloped oil and gas acreage, which BG believes holds considerable exploration potential. The acreage is located in four core areas in the Western Canadian Sedimentary Basin, mostly in southern and western Alberta and north eastern British Columbia. The acquisition also includes producing assets, which, at 31 December 2003, had gross working interest production of some 80 million standard cubic feet equivalent per day.

Martin Houston, President, British Gas US Holdings LLC, said:

"This acquisition secures valuable producing and exploration properties, and is another step forward in building our position in the North American gas market. These properties are located in an important supply area. With operatorship and high working interests, they also represent a strong platform on which to develop a Canadian exploration and production business.

"The very large position of undeveloped oil and gas acreage provides significant opportunities for expansion and development. With a large inventory of identified prospects, the acquisition has enough opportunities to support a drilling campaign for many years. We look forward to working with the existing employees, whose expertise and regional knowledge will be key to the successful development of the business."

The large exploration potential is evidenced by recent exploration successes. According to an independent evaluation by Ryder Scott, effective 31 December 2003, the properties contain 132 billion cubic feet of gas equivalent (bcfe) of proved reserves, before royalties, of which some 84% is natural gas. The attractiveness of the properties also lies in their low operating costs and their proximity to existing infrastructure.

El Paso Canada has existing offices in Calgary, Alberta and Fort St John, British Columbia. The transaction is conditional upon the receipt of the required government and regulatory approvals and the satisfaction of other customary closing conditions, and is expected to close by the end of the first quarter of 2004.

There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2002.

Notes to Editors:

The El Paso Canada properties are located in the Western Canadian Sedimentary Basin, lying partly in British Columbia (BC) and partly in Alberta (AB). The 630,000 acres of net undeveloped land represent 91% of the total net land position. The Ryder Scott evaluated proved reserves of 132 bcfe are concentrated in four core areas - Bubbles and Ojay/Sundown (BC) and Waterton and Copton (AB). El Paso Canada's average working interest in the assets is estimated at 86%, with an estimated 83% of current production being operated. El Paso Production will retain ownership of its operations offshore Eastern Canada and its interests in the Alliance gas export pipeline.

BG Group has four business segments - Exploration & Production, LNG, Transmission & Distribution and Power Generation. Active in some 20 countries on five continents, its core geographical areas are the UK, Kazakhstan, Egypt, Trinidad & Tobago, South America and India.

BG LNG Services, LLC, (BGLS), a wholly owned subsidiary of BG Group, has rights over 100% of the capacity at North America's largest operating LNG import terminal, Lake Charles in Louisiana, which has the capability to receive, store, vaporise and deliver an average daily send-out of 630 million standard cubic feet (mmscfd). In March 2003, the Federal Energy Regulatory Commission gave approval for expansion of the terminal to 1.2 billion cubic feet per day (bcfd). This first phase expansion is expected to commence operations at the beginning of 2006. On 2 February 2004, BGLS reached agreement with Trunkline LNG and Trunkline Gas for a further expansion, which will result in an increase of terminal send-out to 1.8 billion cubic feet a day from the middle of 2006.

BGLS, in conjunction with Keyspan, is also seeking to develop and upgrade an LNG terminal at Providence, Rhode Island. If successful, this may be the first import terminal to open in the USA for several years.

In December 2003, BGLS and BG Gas Marketing Ltd (BGGM) completed an agreement with El Paso Merchant Energy (EPME) to acquire all of EPME's capacity in the Elba Island LNG regasification terminal near Savannah in Georgia and related LNG purchase and gas sale agreements. Through a services agreement with the terminal owner, Southern LNG Inc, BGLS will, from 1 January 2004 to 1 December 2023, hold firm capacity rights at the terminal of 446 million cubic feet per day.


Enquiries:

Communications                 Chris Carter                 +44 (0) 118 929 2597

Investor Relations             Chris Lloyd/Brian McCleery/
                               Helen Parris                 +44 (0) 118 929 3025

Out of hours pager:                                                 07693 309543

Website: www.BG-Group.com


PR 10980


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 16 February 2004                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary